17 June 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 216,600 RELX PLC ordinary shares at a price of 1201.5868p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 85,236,330 ordinary shares in treasury, and has 1,091,705,766 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 21,356,550 shares.

RELX NV announces that today, it purchased (through UBS Limited) 192,900 RELX NV ordinary shares at a price of €14.3762 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 76,270,394 ordinary shares in treasury, and has 972,871,078 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 19,157,000 shares.